Exhibit 21

         Shore Bancshares, Inc. owns all of the issued and outstanding shares of common stock of The Talbot Bank of Easton, Maryland, a Maryland state-chartered commercial bank, and The Centreville National Bank of Maryland, a national banking association.

          The  Talbot  Bank  of  Easton,   Maryland  owns  all  the  issued  and
outstanding shares of common stock of Dover Street Realty, Inc., a Maryland corporation.

           The Centreville National Bank of Maryland owns one-third of the outstanding common stock of The Delmarva Bank Data Processing Center, Inc., a Maryland corporation and bank service corporation. The Delmarva Bank Data Processing Center, Inc., also located in Easton, Maryland, provides data processing services to financial institutions located in Maryland, Delaware, Virginia and the District of Columbia.



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